Att
3/16/2004

SECURI 04003019 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50356

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FRANKLIN ROSS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
6118 NORTH WEST 62ND TERRACE
(No. and Street)

SEC MAIL RECEIVED PROCESSING
FEB 27 2004
WASH. D.C. 161 SECTION

PARKLAND FL 33067
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK G. ROSS 954-757-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
RICHARD I. GOLDBERG
(Name – *if individual, state last, first, middle name*)

93 RICHMOND LANE, WEST HARTFORD, CT 06117
(Address) (City) (State) (Zip Code)

RECD S.E.C.
FEB 27 2004
526

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, MARK ROSS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FRANKLIN ROSS, INC., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
Commission #DD157726
Expires: Nov 17, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

NOTARY PUBLIC STATE OF FLORIDA

Known personally to me

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRANKLIN ROSS, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2003

TABLE OF CONTENTS

Richard I. Goldberg
CERTIFIED PUBLIC ACCOUNTANT
93 Richmond Lane
West Hartford, CT 06117
860-233-6933

Franklin Ross, Inc.
6118 North West 62nd Terrace
Parkland, FL 33067

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors of Franklin Ross, Inc.:

I have audited the accompanying Statement of Financial Condition of Franklin Ross, Inc. (an S Corporation) (the "Company") as of December 31, 2003, and the related Statements of Income, Changes in Stockholders' Equity and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Franklin Ross, Inc. at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

(Continued)

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Supplementary Note are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard I. Goldberg
Certified Public Accountant

West Hartford, Connecticut
February 6, 2004

FRANKLIN ROSS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Current Assets	
Cash and Cash Equivalents	$ 20,468
Deposit With Clearing Organization	27,500
Commissions and Other Receivables	30,862
Shareholder Loan	24,227
Total Current Assets	103,057
Property and Equipment, net of accumulated depreciation of $ 33,009	10,502
Total Assets	$ 113,559

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts and Taxes Payable	30,869
Stockholders' Equity	
Common Stock, $.001 par value, 20,000,000 Shares authorized, 7,276,264 issued and Outstanding	7,276
Additional Paid-In Capital	899,061
Retained Earnings (Deficit)	(823,647)
Total Stockholders' Equity	82,690
Total Liabilities and Stockholders' Equity	$ 113,559

See Notes To Financial Statements

FRANKLIN ROSS, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

Revenue	
Commission Income	$ 125,219
Interest Income	819
	126,038
Operating Expenses	
Payroll and Related Costs	115,818
Clearing Costs	32,713
Professional Fees	17,854
Promotion and Advertising	50,565
Regulatory Fees	9,735
Other operating expenses	71,594
	298,279
Net Loss from Operations	(172,241)
Loss on Sale of Assets	(167)
Net Loss before Income Taxes	(172,408)
Income Taxes	---
Net Loss	($ 172,408)

See Notes To Financial Statements

FRANKLIN ROSS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL STOCKHOLDERS' EQUITY
Balance, December 31, 2002	$ 6,982	$ 716,405	($ 651,239)	$ 72,148
Capital Contributions	294	182,656		182,950
Net Loss			(172,408)	(172,408)
Balance, December 31, 2003	$ 7,276	$ 899,061	($ 823,647)	$ 82,690

See Notes To Financial Statements

FRANKLIN ROSS, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Increase (Decrease) in Cash	
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	($ 172,408)
Adjustments to Reconcile Net Loss to Net Cash Provided By Operating Activities:	
Depreciation	9,960
Loss on Sale of Assets	167
Decrease (Increase) in:	
Deposit with Clearing Organization	(2,500)
Commissions and Other Receivables	(30,163)
Shareholder Loan Receivable	15,752
Deposits	4,353
Increase (Decrease) in:	
Accounts and Taxes Payable	6,413
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(168,426)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Property and Equipment	(387)
Proceeds from Sale of Equipment	255
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(132)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	
Proceeds from Stock Subscription and Capital Contributions	182,950
Net Increase in Cash and Cash Equivalents	14,392
Cash and Cash Equivalents, Beginning	6,076
Cash and Cash Equivalents, Ending	$ 20,468

See Notes To Financial Statements

FRANKLIN ROSS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Franklin Ross, Inc. (hereinafter referred to as the "Company") was incorporated on June 5, 1997 in Florida. On February 16, 2000 the Company changed its name from .netReach Capital Group, Inc. to Franklin Ross, Inc. The Company is a member of the National Association of Securities Dealers, Inc., (NASD) but does not possess membership in any national stock or commodity exchange. The Company acts as a Broker Dealer in securities transactions for its customers and uses Computer Clearing t Services, Inc. as its clearing brokers.

Revenue Recognition

Income is recognized when earned, and expenses are recognized when incurred (accrual method).

The accompanying Statement of Financial Condition has been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the statement of financial condition are consistent with that rule.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2003 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Cash

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

FRANKLIN ROSS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and Equipment are carried at cost when purchased, or carried at fair market value when contributed which approximates cost. Depreciation of property and equipment is provided using the method for financial reporting purposes at rates based on the following estimated useful lives. Leasehold Improvements are depreciated over the shorter of the estimated useful life of the improvements or the term of the lease.

Furniture and Fixtures	7 years
Computers and Equipment	5 to 7 years
Leasehold Improvements	5 years

NOTE 2: DEPOSIT WITH CLEARING ORGANIZATION

As required by the Clearing Broker, a deposit of $ 27,500 exists at Computer Clearing Services, Inc.

NOTE 3. PROPERTY AND EQUIPMENT

Property and Equipment consists of the following:

Equipment, Furniture and Fixtures	$ 18,754
Computers	24,757
	43,511
Less: Accumulated Depreciation	33,009
	$ 10,502

Depreciation expense for the fiscal year was $ 9,930.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2003, the Company has net capital of $ 18,365 which was $ 13,365 in excess of its required net capital of $ 5,000. The Company's net capital ratio was 1.68 to 1.

NOTE 5. INCOME TAXES

There was no income tax expense for the year ended December 31, 2003 due to the Company's net loss.

The Company's tax expense (benefit) differs from the "expected" tax expense (benefit) for the year ended December 31, 2003 (computed by applying the Federal Corporate Tax Rate of 34% to loss before taxes) as follows:

	Years ended December 31, 2003	2002
Computed "expected" tax expense (benefit)	$ 79,094	$ 20,475
Effect of net operating loss	(79,094)	(20,475)
	$ - 0 -	$ - 0 -

The effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2003 are as follows:

	Years ended December 31, 2003	2002
Net operating loss carryforward	($ 79,094)	($ 20,475)
Total gross deferred tax assets	79,094	20,475
Less valuation allowance	(79,094)	(20,475)
	$ - 0 -	$ - 0 -

The Company has a net loss carryforward of approximately $ 232,630 available against any future taxable income. $ 60,222 is available through 2017 and $ 172,408 will be available through 2018. The valuation allowance at December 31, 2002 was $ 20,475. The net change in valuation allowance during the year ended December 31, 2003 was an increase of $ 58,619.

NOTE 6: LEASES

On March 23, 1998 (effective May 1, 1998), the Company entered into a five year leasing arrangement on its office facility. The lease called for annual increases based on the consumer price increases. This lease was terminated during 2003.

Total rent expense for the year ended December 31, 2003 was $ 20,089.

The Company is currently using a facility owned by its principal shareholder on a month-to-month basis for his actual costs. Rent expense to the principal shareholder totaled $ 7,552 for the year ended December 31, 2003.

NOTE 7. SHAREHOLDER LOAN

The loan is due from the principal shareholder upon demand and is interest bearing at blended rates.

Interest income of $ 773 from this related party is included in these financial statements.

NOTE 8: COMMON STOCK

The Company is in the process of a private placement of its own common stock.

The Company hopes to be able to raise a total of one million dollars. Approximately $ 200,000 has been raised to date.

The Company plans to earmark these additional funds for growth and expansion.

NOTE 9. LITIGATION

The Company was a defendant in a legal matter.

The State of Utah was seeking administrative sanctions. The State reached a settlement decision of $ 7,500 of which $ 6,000 is still owed as of December 31, 2003.

As a result of this Utah case the NASD Regulation Inc. felt the Company did not have adequate supervisory procedures in place to prevent their brokers from breaking the Private Placement Solicitation Rules. Accordingly, the NASD Regulation Inc. has fined the firm $10,000 and the firm and its Financial Operations Officer jointly and severly liable for a $ 4,000 fine. $ 12,000 was accrued and $ 3,688 is still owed.

SUPPLEMENTAL INFORMATION

FRANKLIN ROSS, INC.

SUPPLEMENTARY NOTE

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2003

The Company is exempt from Rule 15c3-3 as all customer transactions are cleared through Computer Clearing Services, Inc.

Therefore, the following reports are not presented:

A. Computation for Determination of Reserve Requirement under Rule 15c3-3.

B. Information Relating to the Possession or Control Requirements under Rule 15c3-3.

FRANKLIN ROSS, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

Net Capital Computation

Total Stockholders' Equity Qualified for Net Capital	$ 82,690
Deductions and/or Charges: Total Nonallowable Assets	64,325
Net Capital Before Haircuts	18,365
Haircuts on Clearing Deposit	---
Net Capital	18,365
Required Minimum Capital - the Greater of $ 5,000 or 6-2/3% of Aggregate Indebtedness of $ 30,869	5,000
Excess Net Capital	$ 13,365

Aggregate Indebtedness

Aggregated indebtedness as included in Statement of Financial Condition	$ 30,869
Ratio of Aggregate Indebtedness to Net Capital	1.68 to 1

Reconciliation

Net Capital, per page 10 of the December 31, 2003 Unaudited FOCUS Report, as filed	$ 17,619
Net Audit Adjustments	746
Net Capital, per December 31, 2003 Audited Report, as filed	$ 18,365

Richard I. Goldberg
CERTIFIED PUBLIC ACCOUNTANT
93 Richmond Lane
West Hartford, CT 06117
860-233-6933

Board of Directors
Franklin Ross, Inc.
6118 North West 62nd Terrace
Parkland, FL 33067

In planning and performing my audit of the financial statements and supplemental schedules of Franklin Ross, Inc. (the "Company"), for the year ended December 31, 2003, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. **Making quarterly securities examinations, counts, verifications, and comparisons**

2. **Recordation of differences required by Rule 17a-13**

3. **Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System**

(Continued)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard I. Goldberg
Certified Public Accountant

West Hartford, Connecticut
February 6, 2004